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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


ITEM 1    NAME AND ADDRESS OF COMPANY

          Gerdau Ameristeel Corporation
          Hopkins Street South
          Whitby, Ontario
          L1N 5T1

ITEM 2    DATE OF MATERIAL CHANGE

          October 5, 2004

ITEM 3    NEWS RELEASE

          A press release was issued on October 5, 2004 and is attached as Schedule "A".

ITEM 4    SUMMARY OF MATERIAL CHANGE

          On October 5, 2004 Gerdau Ameristeel Corporation ("Gerdau Ameristeel") filed a preliminary short form base PREP prospectus with the securities regulatory authorities in all provinces and territories in Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with a proposed offering in the United States and Canada of 70 million of its common shares.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

          On October 5, 2004 Gerdau Ameristeel filed a preliminary short form base PREP prospectus with the securities regulatory authorities in all provinces and territories in Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with a proposed offering (the "Offering") in the United States and Canada of 70 million of its common shares (the "Common Shares"). Gerdau S.A., which owns approximately 72% of the approximate 225 million outstanding common shares of Gerdau Ameristeel as of September 24, 2004, will purchase 35 million Common Shares in the Offering.

          Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc. will act as joint book-running managers for the proposed offering in the United States and Canada of the remaining 35 million Common Shares. CIBC World Markets Corp., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated will act as underwriters. Gerdau Ameristeel has granted the underwriters an overallotment option (the "Overallotment Option") to purchase up to an additional 5.25 million of its common shares within 30 days following the closing of the Offering. Gerdau S.A. has agreed to purchase an equivalent number of additional common shares to those purchased under the Overallotment Option within two days after any exercise by the underwriters of the Overallotment Option.


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ITEM 6    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable

ITEM 7    OMITTED INFORMATION

          No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8    EXECUTIVE OFFICER

          For further information, please contact Tom J. Landa, Vice-President, Finance, Chief Financial Officer and Secretary at (813) 207-2300.

ITEM 9    DATE OF REPORT

          October 12, 2004

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                                  SCHEDULE "A"

                            [GERDAU AMERISTEEL LOGO]

        GERDAU AMERISTEEL ANNOUNCES FILING OF PRELIMINARY PROSPECTUS FOR
                         OFFERING OF ITS COMMON SHARES


Toronto, ON, October 5, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today announced that it has filed a preliminary short form prospectus with the securities regulatory authorities in all provinces and territories of Canada, and a registration statement on Form F-10 with the United States Securities and Exchange Commission, in connection with a proposed offering in the United States and Canada of 70 million of its common shares. Gerdau S.A. currently owns approximately 72% of the approximate 225 million outstanding common shares of Gerdau Ameristeel as of September 24, 2004, and will purchase 35 million of the common shares from Gerdau Ameristeel in the proposed offering.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc. will act as joint book-running managers for a proposed public offering in the United States and Canada of the remaining 35 million common shares. CIBC World Markets Corp., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated will act as underwriters. Gerdau Ameristeel has also granted to the underwriters an overallotment option to purchase up to an additional 5.25 million common shares within 30 days following the closing date. Gerdau S.A. has agreed to purchase an equivalent number of additional common shares to those purchased under the overallotment option within two days after any exercise by the underwriters of the overallotment option. Therefore the maximum aggregate number of additional common shares issuable to the underwriters and to Gerdau S.A. is
10.5 million. The final terms of this offering will be determined at the time of pricing.

The purpose of this offering will be to finance Gerdau Ameristeel's previously announced proposed acquisition of certain assets and working capital of four long steel product mills and four downstream facilities, which are referred to as North Star Steel, from Cargill, Incorporated, to fund capital expenditures and working capital and for general corporate purposes.

A copy of the preliminary prospectus may be obtained by contacting Merrill Lynch at World Financial Center, 250 Vesey St. New York, NY 10080 or 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9, or BMO Nesbitt Burns, 1 First Canadian Place, 4th Floor, Toronto, Ontario M5X 1H3.

A registration statement relating to the common shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares to be issued under this offering may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. Similarly, these common shares may not be sold in Canada until a receipt for a final prospectus is obtained. This news release shall not constitute an offer to sell or the solicitation for an offer to buy, nor shall there be any sale of the common shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale


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would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.


ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.4 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO.

This news release may contain forward-looking information with respect to Gerdau Ameristeel's operations. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel's regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission, including those in Gerdau Ameristeel's Annual Report for 2003 and its Form 40-F.



FOR MORE INFORMATION PLEASE CONTACT:

Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com